

Second Quarter 2010
Earnings Conference Call
July 22, 2010

Kelly S. King

Chairman and Chief Executive Officer

Daryl N. Bible

Chief Financial Officer

Clarke R. Starnes

Chief Risk Officer



Forward-Looking Information

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current to facts or statements about beliefs and expectations are forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (3) competitive pressures among depository and other financial institutions may increase significantly; (4) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (5) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (6) adverse changes may occur in the securities markets; (7) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T; (8) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected, including the integration of our acquisition of Colonial Bank; (9) unpredictable natural or other disasters could have an adverse effect on us in that such events could materially disrupt our operations or the ability or willingness of our customers to access the financial services we offer; (10) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames, including our acquisition of Colonial Bank; and (11) deposit attrition, customer loss or revenue loss following completed mergers and acquisitions, including our acquisition of Colonial Bank, may be greater than expected. You should not place undue reliance on any forward-looking statement and should consider all of the foregoing uncertainties and risk, as well as those more fully discussed under Item 1A. "Risk Factors Related to BB&T's Business" of BB&T's 2009 Annual Report on Form 10-K and in any of BB&T's subsequent SEC filings. Forward-looking statements speak only as of the date they are made, and BB&T undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Non-GAAP Information

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the Corporation's performance. BB&T's management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The Company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. BB&T's management uses these measures to evaluate the underlying performance and efficiency of its operations. BB&T's management believes these measures reflect core trends of the business, excluding purchase accounting amortization that will cease in the future, while the acquired business will remain. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies. Asset quality ratios have been adjusted to remove the impact of acquired loans and foreclosed property covered by the FDIC loss sharing agreements as management believes their inclusion results in distortion of those ratios and may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included on the Investor Relations section of BB&T's website *(www.bbt.com/investor*) and as an appendix to this presentation.

Best Bank In Town
Since 1872

2

2010 Second Quarter Highlights

Net income available to common shareholders	$210 million	➤ Net income available to common shareholders up 73.6%; on a linked quarter basis, up an annualized 46.9%
EPS EPS (excluding merger charges)	$.30 $.33	➤ EPS up 50% compared to 2Q09; up 44.6% on an annualized linked quarter basis
Net interest margin	4.12%	➤ Up from 3.88% in 1Q10 ➤ Represents strongest margin since 2003
Nonperforming assets, excluding covered assets	(3.1%) linked quarter	➤ More aggressive strategy to reduce NPAs ➤ Disposed of $682 million of problem assets in 2Q10
Net charge-offs excluding covered loans Net charge-offs excluding covered loans and NPA disposition strategy	2.66% 2.06%	➤ $148 million in net charge-offs related to NPA disposition strategy ➤ Increase reflects more aggressive strategy to reduce nonperforming assets ➤ A primary goal is to significantly reduce any delay exiting the credit cycle
Provision for credit losses	$650 million	➤ Provision covers charge-offs including $148 million in losses from NPA disposition strategy ➤ ALLL to loans remains strong at 2.84% excluding covered loans ➤ Coverage to NPLs improves to 98% excluding covered loans
Balance sheet deleverage	$219 million net gains	➤ Locked in significant gains due to market rally ➤ Better positioned balance sheet for rising rates
Average loans (held for investment; excluding covered and other acquired loans)	$95.1 billion	➤ Average loans increased an annualized .6% compared to 1Q10 ➤ Average loans increased an annualized 2.6% excluding ADC runoff
Average client deposits	$102.2 billion	➤ Transaction accounts increased 28.4% compared to 2Q09
TCE: Tier 1 Common: Tier 1 RBC: Leverage:	7.0% 8.9% 11.7% 8.9%	➤ Strongest ex-TARP capital ratios of the cycle

Items Affecting Quarterly Earnings

$ in millions, except per share amounts

	Pretax Income (Expense)	Per share Impact
Securities gains, net	$219	$.19
Allowance build[1]	(90)	(.08)
Losses related to NPA disposition strategy	(69)	(.06)
Additional OREO write-downs[2]	(61)	(.05)
Merger-related charges	(38)	(.03)

[1] Excludes the impact of the NPA disposition strategy.
[2] Increase in losses and write-downs compared to the first quarter of 2010. Write-downs in connection with an effort to update foreclosed property appraisals. At June 30, 2010, the average appraisal age decreased to 6 months.

NPA Disposition Strategy

➤ The strategy implemented this quarter is consistent with our long-term plan to dispose of problem assets as pricing improves.

➤ We reached an inflection point early this quarter, and observed more buyers enter the bidding process, resulting in higher valuations and significantly better bids.

➤ Therefore, we implemented a strategy with the goal of:

– More aggressively reducing BB&T's exposure to nonperforming loans and foreclosed properties and reducing or eliminating any delay exiting the credit cycle.

➤ During the quarter BB&T:

– **Sold $385 million of problem retail mortgages.**

– **Sold $45 million of problem commercial loans and moved $127 million to held for sale.**

– **Sold $252 million of foreclosed properties.**



Problem Asset Disposals

➤ These transactions successfully liquidated $682 million in problem assets, significantly lowering balance sheet risk and accelerating our outlook for exiting the credit cycle.

➤ We will continue this strategy as long as pricing remains firm.

Strategy Results in Reduction in Nonperforming Assets

NPAs Decrease in 2Q10 [1]



Nonperforming Loans / Loans [1]



- A primary goal of the strategy is to accelerate our disposition of problem assets.

- Consumer and specialized lending trends continue to improve.

- Mortgage and direct retail trends are stabilizing.

- C&I and Other CRE portfolios continue to demonstrate manageable deterioration.

Outlook for NPAs

- Management currently plans to continue the strategy to reduce NPAs as long as prices remain firm, and, assuming no significant economic shocks, expects further declines in NPAs.

[1] Excludes covered assets.

6

Strategy Results in $148 million in Additional Charge-offs

Net Charge-offs / Average Loans[1]



- Core charge-offs
- Losses on Loan Dispositions

Commentary

➢ We do not expect significantly higher cumulative losses through the cycle due to the disposition strategy.

➢ NPA reductions will reduce overall credit costs, including legal, professional and administrative costs.

Outlook for Charge-offs

➢ Management's prior charge-off expectations for 2010 have increased due to the implementation of the NPA disposition strategy. "Core" losses should continue at levels similar to recent quarters. Additional losses may be recorded in future quarters to accelerate the disposition of NPAs.

[1] Excludes covered loans.

Maintaining Strong Reserve Coverage

Reserves / Loans[1]



Reserves / Nonperforming Loans
Held for Investment[1]



➢ We maintained our reserves to loans ratio and improved reserve coverage reflecting continued uncertainty in the economy, particularly the housing and CRE markets.

➢ 2Q10 reserves reflect $90 million of allowance build excluding the impact of the NPA disposition strategy.

➢ We expect provisions for loan and lease losses to continue to cover net charge-offs in coming quarters.

➢ Management expects to maintain a conservative posture with respect to loss reserves until we have better clarity on credit issues and the general economy.

[1] Excludes covered loans

Net Revenues and Earnings Power

Net Revenues

➢ Net revenues increased 43.9% on an annualized linked quarter basis.

➢ Excluding securities gains and loss share impact, net revenues increased an annualized 6.4% compared to 1Q10.

Earnings Power

➢ Pre-tax pre-provision earnings available to common shareholders totaled $885 million, up an annualized 36.6% compared to 1Q10.

➢ Excluding gains on securities and foreclosed property costs, pre-tax pre-provision earnings remain strong at $906 million.

Colonial Update

➢ Highly successful Colonial systems conversion completed in May.

➢ Merger-charges will be down significantly in last half of 2010, with $10 million - $20 million expected.

➢ We continue to expect Colonial-related cost savings of $170 million annually with a full run rate in the third quarter this year.

➢ Colonial branches have originated more than $600 million in loans and have $16.8 billion in deposits.

➢ Colonial branches are opening transaction accounts on a pace that is 72% of the rate for a legacy BB&T branch.

Regulatory Changes

BB&T Impact

- ➢ Reg E
  - ☐ Potentially meaningful reduction in fee income to be mostly offset by product changes

- ➢ Credit and Debit Card Fees (Durbin)
  - ☐ Potentially meaningful reduction in fee income to be partially offset by product changes

- ➢ Deposit Insurance
  - ☐ Potentially meaningful increase in expense

- ➢ Bank Capital Standards (Collins)
  - ☐ Decrease of $3.2 billion in qualifying Tier 1 capital over manageable time frame

- ➢ Bureau of Consumer Financial Protection
  - ☐ Uncertain

- ➢ Financial Stability Oversight Council
  - ☐ Uncertain

- ➢ Federal Insurance Office
  - ☐ Uncertain

- ➢ Reg Q
  - ☐ Uncertain

➢ Card Act	☑Minimal	➢ Volcker Rule	☑Minimal
➢ Mortgage Reform	☑Minimal	➢ End of Too Big To Fail	☑Minimal
➢ Pre-emption	☑Minimal	➢ Derivatives	☑Minimal
➢ Orderly Liquidation Authority	☑Minimal	➢ Securitization	☑No Impact
➢ Transfer of Powers	☑Minimal	➢ Payment, Clearing & Settlement	☑No Impact
➢ Investor Protections	☑Minimal	➢ Regulation of Hedge Fund	☑No Impact

Review of Credit Quality by Category [1]

	Delinquencies 30 – 89 days		Delinquencies 90 + days		NPLs / Loans		Gross Charge-offs	
	1Q10	2Q10	1Q10	2Q10	1Q10	2Q10	1Q10	2Q10
ADC	2.48%	2.66%	.19%	.22%	16.41%	18.74%	7.82%	12.98%
Other CRE	1.47	0.95	-	.06	3.29	5.22	1.74	1.51
Other Commercial (C&I)	0.63	0.58	.01	.01	1.59	2.05	.81	.81
Specialized Lending	2.70	2.82	.13	.08	.94	.86	4.08	3.36
Mortgage	3.51	3.56	1.00	1.35	5.21	2.51	2.03	5.32
Direct Retail	1.45	1.35	.48	.50	1.56	1.68	2.45	2.38
Sales Finance	1.44	1.39	.41	.40	.07	.08	1.01	.59
Revolving Credit	1.48	1.38	1.17	.98	-	-	6.31	6.27
Total	1.65	1.57	.31	.37	2.99	2.97	2.13	2.78
Less: Recoveries							(.14)	(.12)
Net Charge-offs							1.99	2.66

➤ Overall delinquencies are stable to improving, particularly excluding the policy change affecting mortgage delinquencies.

➤ Increases in charge-offs reflect the NPA disposition strategy and continued efforts to work through the ADC portfolio.

➤ NPLs reflect continued manageable deterioration in Other CRE and C&I.

[1] Excludes covered loans. Balances calculated as a percentage of loans in each category.

Problem Asset Dispositions

Dollars in millions

	Loans	OREO	Total
Total balances[1]	$430	$252	$682
Less: allowance for loan & lease losses	(74)	-	(74)
Carrying value	356	252	608
Other adjustments	3	-	3
Net carrying value	359	252	611
Proceeds from disposition	298	231	529
Losses on disposition	(61)	(21)	(82)
ALLL / write-downs on loans transferred to LHFS	(8)	-	(8)
Incremental write-downs	14.2%	8.3%	12.0%

Characteristics of Loans Sold

➢ The mortgage sale was primarily a bulk sale of larger balance nonaccruals ($342 thousand average loan balance compared to remaining nonaccruals average of $180 thousand) with higher uncertainty as to ultimate recovery. We targeted loans where modification was not a likely solution.

➢ The mortgage bulk sale excluded construction perm loans, deep discount loans, late-stage foreclosure loans, smaller-balance loans, insured loans and recently modified loans.

[1] Includes $11 million of loans on accrual status. Balances reflect unpaid principal balances less previous write-downs.

Early Stage Indicators Continue to Improve

Loans 30 - 89 days past due [2,3]



Loans 90 days or more past due and still accruing [2,4]



Commentary

➢ We are experiencing continuing positive trends in early stage indicators.

➢ Overall, consumer delinquencies continued to improve during the second quarter.

➢ Excluding the policy revision in mortgage, the 90 days past due levels also reflect improvement.

Outlook

➢ Migration rates and roll rates reflect an improving trend, especially for consumer portfolios.

[1] BB&T revised its nonaccrual policy related to FHA/VA guaranteed mortgage loans during the second quarter of 2010. The change in policy resulted in a decrease in nonaccrual mortgage loans and an increase in mortgage loans 90 days past due and still accruing of approximately $79 million.

[2] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase

[3] Excludes loans totaling $429 million, $356 million, $391 million, and $564 million past due 30 – 89 days at June 30, 2010, March 31, 2010, December 31, 2009, and September 30, 2009, respectively, that are covered by FDIC loss sharing agreements.

[4] Excludes loans past due 90 days or more that are covered by FDIC loss sharing agreements totaling $1.5 billion at June 2010, $1.4 billion at March 31, 2010 and December 31, 2009, and $945 million at September 30, 2009.

Restructured Loans Moderate
$ in millions

	Current Status			Past Due 30-89 Days			Past Due 90+ Days			Total	
Performing restructurings: [1,2]											
Commercial loans	$	1,065	96.9 %	$	31	2.8 %	$	3	0.3 %	$	1,099
Direct retail loans		122	91.7		8	6.0		3	2.3		133
Revolving credit loans		47	78.3		7	11.7		6	10.0		60
Residential mortgage loans		545	81.6		101	15.1		22	3.3		668
Specialized lending loans		4	100.0		-	-		-	-		4
Total performing restructurings		1,783	90.9		147	7.5		34	1.7		1,964
Nonperforming restructurings [3]		242	50.4		84	17.5		154	32.1		480
Total restructurings	$	2,025	82.9	$	231	9.5	$	188	7.7	$	2,444

As of June 30, 2010

➤ Restructured loan balances moderated compared to first quarter.

➤ 80.4% of TDRs are performing.

➤ 82.9% of TDRs are current at 2Q10.

➤ BB&T's loan modification programs continue to be an effective strategy for assisting troubled borrowers.

[1] Excludes restructured covered and other acquired loans accounted for under the accretion method.
[2] Past due performing restructurings are included in past due disclosures.
[3] Nonperforming restructurings are included in nonaccrual loan disclosures.

OREO Strategy and Trends

OREO Inflows[1]



$ in millions

2Q09	3Q09	4Q09	1Q10	2Q10
$383	$322	$381	$330	$290

OREO Sales Proceeds[1]



$ in millions

2Q09	3Q09	4Q09	1Q10	2Q10
$102	$130	$159	$140	$231

Commentary

➢ Increased sales activity across the board.

➢ We have seen a considerable increase in sales of land and lots ~ 29% of sales in 2Q10 up from 18% in 1Q10.

➢ OREO balances have been written down 29% on average when transferred to OREO. Balances are written down an average of 11% in OREO and we experienced an additional 4% average loss on sale in the quarter.

➢ We have 411 properties totaling $120 million under contract to sell.

➢ For the second quarter, the average age of foreclosed property sold was 8 months.

➢ 2 of the largest 10 OREO properties sold in the second quarter.

Outlook in OREO

➢ We are optimistic about a strong pipeline going into the 3rd quarter.

➢ As we sell other nonperforming loans, we will reduce OREO inflows over time.

[1] Excludes covered assets.

OREO Expenses



➢ The $61 million increase in 2Q10 reflects write-downs associated with the implementation of the NPA disposition strategy and an effort to update appraisals.

➢ We completed an effort to update foreclosed property appraisals, receiving more than 1,600 appraisals in the quarter. The average age of appraisals was decreased to six months.

Outlook for OREO Expenses

➢ OREO valuation write-downs should trend lower in future quarters.

➢ Maintenance costs are expected to remain relatively stable.

Loan Growth

Average Loans



- 2Q09: $99.6
- 3Q09: $103.3
- 4Q09: $105.9
- 1Q10: $104.5
- 2Q10: $104.0

($ in billions)

Commentary and Outlook

➢ C&I growth includes effective corporate banking efforts and market share gains.

➢ Prime auto is experiencing strong organic growth.

➢ Specialized lending growth is led by Sheffield Financial, a small-ticket consumer power equipment financier and AFCO/CAFO, BB&T's insurance premium finance company.

➢ BB&T's efforts to reduce exposure to the ADC portfolio have been very effective. The portfolio is down $526 million in 2Q10; down $2.1 billion in the last year.

Loan Growth Highlights

	2Q10 vs. 1Q10 Annualized % Increase (Decrease)
C&I	2.5
Other CRE	(2.4)
Sales Finance (Automobile)	20.2
Revolving Credit	2.2
Mortgage [1]	3.3
Specialized Lending	8.9
Direct Retail	(4.8)
Subtotal [1]	**2.6**
Runoff Portfolios	
ADC	(30.2)
Covered and other acquired loans	(25.5)
Total [1]	**(1.3)**

Deposit Growth

Average Client Deposits



($ in billions)

Category	2Q09	3Q09	4Q09	1Q10	2Q10
Client certificates of deposits	$25.9	$29.2	$32.6	$30.8	$28.7
Other client deposits	$41.9	$47.0	$50.6	$51.7	$50.2
Interest checking	$2.7	$2.8	$3.4	$3.7	$3.9
Noninterest-bearing deposits	$15.4	$17.4	$18.8	$18.5	$19.3

■ Noninterest-bearing deposits   ■ Interest checking
■ Other client deposits   ■ Client certificates of deposits

Deposit Growth Highlights

	2Q10 vs. 1Q10 Annualized % Increase (Decrease)
Noninterest-bearing deposits	19.2
Interest checking	17.1
Other client deposits	(11.7)
Client certificates of deposits	(27.2)
Total client deposits	**(9.8)**
Other interest-bearing deposits	(90.7)
Total deposits	**(14.3)**

Commentary and Outlook

➢ Aggressively pursuing transactions account balances, which are up 28.4% compared to 2Q09 and an annualized 18.8% compared to 1Q10.

➢ Managing cost and mix by reducing CD pricing and balances given slow loan demand.

➢ Making progress on long-term strategy to improve deposit mix.

➢ Net new accounts increased 68.1% in 2Q10 compared to 1Q10.

Rising Net Interest Margin



Chart values by quarter:
- 2Q09: 3.56%
- 3Q09: 3.68%
- 4Q09: 3.80%
- 1Q10: 3.88%
- 2Q10: 4.12%

Commentary

- The margin continues to benefit from better than expected performance on the loans acquired from Colonial.

- Retail and commercial spreads improved on a linked quarter basis.

- Lower deposit costs also resulted in an improvement of 3 bps in the margin compared to 1Q10.

2Q10 Cash Flow Assessment

- The results of the second quarter cash flow assessment indicated further positive performance on the acquired loan portfolio.

- The second quarter impact on net interest income was a positive $100 million from both the first quarter and second quarter assessments.

- We identified minimal additional impairment, offset by recoveries resulting in a net benefit of $2 million reflected in the provision for loan and lease losses.

- These benefits are offset approximately 80%, or $84 million, in the fee income section based on lower than expected reimbursement from the FDIC.

- BB&T is sharing the favorable performance on the acquired loans with the FDIC based on the terms of the loss share agreements.

Outlook for Margin

- Management expects core margin to be relatively stable for the remainder of the year.

20

Balance Sheet Deleverage

Securities	Book Value	Net Gains	Yield
Purchases	$5.1 billion	-	3.32%
Sales	$13.1 billion	$219 million[1]	3.99%

Commentary

The securities deleverage:

➢ Achieves a better mix of earning assets
  – Reduces percentage of securities / earning assets from 23.4% to 18.1%.

➢ Significantly improves asset sensitivity.

➢ Provides substantially greater strategic flexibility.

➢ Reduces OCI risk to capital.

➢ Significantly improves BB&T's current capital position.

➢ The deleverage decreases portfolio duration from 4.60 to 3.71.

Sensitivities

➢ Sensitivities determined using realistic deposit repricing assumptions compared to consumer market rate change.



Fee Income
$ in millions

Strong Fee Income Ratio[1]



	2Q10 v. 2Q09 Increase (Decrease)		2Q10 v. 1Q10[2] Increase (Decrease)	
Noninterest Income				
Insurance income	$6	2.1%	$34	53.9%
Service charges on deposits	(4)	(2.4)	-	-
Mortgage banking income	(74)	(40.2)	21	94.6
Investments banking and brokerage fees and commissions	(1)	(1.1)	12	60.9
Other nondeposit fees and commissions	10	18.9	(2)	(12.3)
Checkcard fees	13	22.8	9	59.2
Bankcard fees and merchant discounts	6	15.4	5	50.1
Trust and investment advisory revenues	6	18.2	1	10.6
Income from bank-owned life insurance	6	24.0	-	-
FDIC loss share income, net	(78)	NM	(83)	NM
Securities (losses) gains, net	200	NM	222	NM
Other income	(44)	(104.8)	(24)	NM
Total noninterest income	**$46**	**4.6%**	**$195**	**92.7%**

Commentary

➤ Insurance continues to perform reasonably well in a soft market.

➤ Mortgage banking income up 95% linked quarter due to refinance activity.

➤ Service charges are essentially flat despite adoption of lower fee policies.

➤ FDIC Loss Share income reflects the 80% offset of additional accretion identified during 1Q10 and 2Q10 cash flow assessments.

Outlook

➤ Management expects total noninterest income to be relatively stable to down slightly in light of regulatory changes.

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impacts of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.
[2] Linked quarter percentages are annualized.

Noninterest Expenses and Efficiency

$ in millions

Efficiency Ratio[1]



49.8% 52.0% 51.4% 52.4% 53.7%

2Q09 3Q09 4Q09 1Q10 2Q10

Noninterest Expense	2Q10 v. 2Q09 Increase (Decrease)		2Q10 v. 1Q10[2] Increase (Decrease)	
Personnel expense	$26	4.2%	$3	1.9%
Foreclosed property expense	180	NM	62	139.7
Occupancy and equipment expense	30	23.4	20	58.1
Professional services	22	34.4	14	78.0
Loan processing charges	13	38.2	12	137.5
Regulatory charges	(60)	(56.6)	1	8.9
Amortization of intangibles	8	33.3	-	-
Merger-related and restructuring changes, net	39	NM	21	NM
Other noninterest expenses	61	42.7	26	58.6
Total noninterest expense	**$319**	**27.0%**	**$159**	**47.6%**

Commentary

➢ The increase in personnel expense includes impact of the Colonial acquisition offset by $19 million lower Rabbi trust expense and $15 million in lower pension expense compared to 2Q09.

➢ Occupancy and equipment costs reflect a reasonable run rate and include costs related to Colonial.

➢ As expected, this is the highest quarter for merger-related charges because of the conversion. Merger charges related to Colonial will decrease significantly in coming quarters.

➢ Other noninterest expenses are higher due to a $36 million decrease in gains on extinguishment of debt, a $12 million increase in advertising and an $8 million increase in data processing costs compared to 2Q09.

➢ FTE employees decreased 1,657 compared to 2Q09 excluding acquisitions and decreased 326 compared to 1Q10.

➢ Excluding special items and expenses related to the Colonial acquisition, noninterest expenses were up approximately 4% compared to the second quarter of last year.

Outlook

➢ Efficiency is expected to flatten out and improve over time as credit costs slow and the Colonial cost savings are fully realized.

➢ NPA disposition strategy will reduce noninterest expenses over time.

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impacts of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix. [2] Linked quarter percentages are annualized.

23

Capital Levels[1]

Tangible Common Equity



Leverage



Tier 1 Common Ratio



Tier 1 Capital Ratio



[1] Current quarter regulatory capital information is preliminary. Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

2Q10 Earnings Call Summary

➢ In summary, BB&T enjoyed another solid quarter.

➢ Fundamental core performance in many of our businesses remains strong despite a sluggish economy.

➢ Consistent with our long-term plans, we implemented a more aggressive strategy to reduce our balance sheet risk and exposure to nonperforming assets.

➢ Also, we remain very conservative by maintaining a strong allowance coverage and positioning our foreclosed property portfolio to continue this strategy as long as market pricing remains acceptable.

➢ Changes in interest rates allowed us to reduce our securities portfolio, and strengthen the flexibility and sensitivity of our balance sheet.

➢ We further strengthened our capital levels and remain among industry leaders in capital.

Comments Regarding Disclosure

BB&T Corporation does not provide earnings guidance, but does discuss trends regarding the factors that influence potential future performance in both its quarterly earnings release and its quarterly earnings conference call.

These statements constitute "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Please refer to the slide entitled "Forward Looking Information" for important cautionary information regarding forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this presentation.

Appendix

Non-GAAP Capital Measures

(Dollars in millions)	As of / Quarter Ended				
	June 30 2010	March 31 2010	Dec. 31 2009	Sept.30 2009	June 30 2009
Selected Capital Information [1]					
Risk-based capital					
Tier 1	$13,594	$13,657	$13,456	$12,851	$12,132
Total	18,328	18,658	18,470	18,012	17,361
Risk-weighted assets [2]	116,155	117,410	117,167	115,608	114,173
Average quarterly tangible assets	153,407	157,603	158,061	150,992	143,011
Risk-based capital ratios					
Tier 1	11.7%	11.6%	11.5%	11.1%	10.6%
Total	15.8	15.9	15.8	15.6	15.2
Leverage capital ratio	8.9	8.7	8.5	8.5	8.5
Equity as a percentage of total assets	10.8	10.1	9.8	9.8	9.7
Book value per common share	$24.07	$23.80	$23.47	$23.41	$22.76
Selected Non-GAAP Capital Information [3]					
Tangible common equity as a percentage of tangible assets	7.0%	6.4%	6.2%	6.1%	6.5%
Tier 1 common equity as a percentage of risk-weighted assets	8.9	8.6	8.5	8.4	8.4
Tangible book value per common share	$14.93	$14.67	$14.44	$14.10	$14.74

[1] Current quarter regulatory capital information is preliminary.

[2] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

[3] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	June 30 2010	March 31 2010	Dec. 31 2009	Sept.30 2009	June 30 2009
Calculations of Tier 1 common equity and tangible assets and related measures:					
Tier 1 equity	$ 13,594	$ 13,657	$ 13,456	$ 12,851	$ 12,132
Less:					
Qualified restricted core capital elements	3,254	3,508	3,497	3,157	2,578
Tier 1 common equity	10,340	10,149	9,959	9,694	9,554
Total assets	$ 155,083	$ 163,700	$ 165,764	$ 165,328	$ 152,398
Less:					
Intangible assets, net of deferred taxes	6,502	6,519	6,553	6,695	5,851
Plus:					
Regulatory adjustments, net of deferred taxes	187	493	806	712	1,315
Tangible assets	148,768	157,674	160,017	159,345	147,862
Total risk-weighted assets [1]	$ 116,155	$ 117,410	$ 117,167	$ 115,608	$ 114,173
Tangible common equity as a percentage of tangible assets	7.0%	6.4%	6.2%	6.1%	6.5%
Tier 1 common equity as a percentage of risk-weighted assets	8.9	8.6	8.5	8.4	8.4
Tier 1 common equity	$ 10,340	$ 10,149	$ 9,959	$ 9,694	$ 9,554
Outstanding shares at end of period (in thousands)	692,777	691,869	689,750	687,446	648,068
Tangible book value per common share	$ 14.93	$ 14.67	$ 14.44	$ 14.10	$ 14.74

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

Non-GAAP Reconciliations

	Quarter Ended				
	June 30 2010	March 31 2010	Dec. 31 2009	Sept. 30 2009	June 30 2009
Efficiency ratio – GAAP	61.7%	61.2%	58.5%	59.8%	54.7%
Effect of securities gains (losses), net	5.1	(.1)	-	.8	.5
Effect of merger-related and restructuring charges, net	(1.6)	(.7)	(.4)	(.8)	-
Effect of contingency reserve	-	.5	-	(1.1)	-
Effect of FDIC special assessment	-	-	-	-	(3.3)
Effect of gain on extinguishment of debt	-	-	-	-	1.7
Effect of payroll services gain	-	-	.7	-	-
Effect of Colonial revaluation adjustments	-	-	.3	-	-
Effect of Colonial premises and equipment adjustments	-	.8	-	-	-
Effect of FDIC loss share accounting	-	.3	-	-	-
Effect of foreclosed property expense	(10.1)	(8.1)	(6.2)	(5.4)	(2.7)
Effect of amortization of intangibles	(1.4)	(1.5)	(1.5)	(1.3)	(1.1)
Efficiency ratio – reported	53.7	52.4	51.4	52.0	49.8
Fee income ratio – GAAP	42.7%	38.5%	41.7%	42.6%	46.0%
Effect of securities gains (losses), net	(5.5)	.1	-	(.8)	(.5)
Effect of payroll services gain	-	-	(.7)	-	-
Effect of FDIC loss share accounting	3.6	.4	-	-	-
Effect of Colonial revaluation adjustments	-	-	.2	-	-
Fee income ratio – reported	40.8	39.0	41.2	41.8	45.5

Non-GAAP Reconciliations

	As of / For the Quarter Ended				
	June 30 2010	March 31 2010	Dec. 31 2009	Sept. 30 2009	June 30 2009
Asset Quality Ratios (including amounts related to covered loans and covered foreclosed property)					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases [1]	1.87%	1.87%	1.96%	2.11%	1.70%
Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1]	1.82	1.66	1.61	1.18	.33
Nonperforming loans and leases as a percentage of total loans and leases	2.77	2.77	2.56	2.40	2.08
Nonperforming loans and leases as a percentage of:					
Total assets	2.90	2.84	2.65	2.48	2.19
Loans and leases plus foreclosed property	4.24	4.38	4.07	3.78	3.29
Net charge-offs as a percentage of average loans and leases	2.48	1.84	1.83	1.71	1.81
Allowances for loan and lease losses as a percentage of loans and leases held for investment	2.66	2.65	2.51	2.29	2.19
Ratio of allowance for loans and lease losses to:					
Net charge-offs	1.06 X	1.41 X	1.34 X	1.35 X	1.17 X
Nonperforming loans and leases held for investment	.98	.94	.96	.93	1.01

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

Non-GAAP Reconciliations

	As of / For the Quarter Ended				
	June 30 2010	March 31 2010	Dec. 31 2009	Sept. 30 2009	June 30 2009
Asset Quality Ratios (excluding amounts related to covered loans and covered foreclosed property)[2]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases [1]	1.57%	1.65%	1.72%	1.71%	1.70%
Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1]	.37	.31	.32	.33	.33
Nonperforming loans and leases as a percentage of total loans and leases	2.97	2.99	2.77	2.61	2.08
Nonperforming assets as a percentage of:					
Total assets	2.93	2.86	2.68	2.52	2.19
Loans and leases plus foreclosed property	4.37	4.53	4.24	3.95	3.29
Net charge-offs as a percentage of average loans and leases[3]	2.66	1.99	1.98	1.79	1.81
Allowances for loan and lease losses as a percentage of loans and leases held for investment	2.84	2.84	2.72	2.49	2.19
Ratio of allowance for loans and lease losses to:					
Net charge-offs	1.05 X	1.40 X	1.34 X	1.35 X	1.17 X
Nonperforming loans and leases held for investment	.98	.93	.96	.93	1.01

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] These asset quality ratios have been adjusted to remove the impact of covered loans and covered foreclosed property. Appropriate adjustments to the numerator and denominator have been reflected in the calculation of these ratios. Management believes the inclusion of acquired loans in certain asset quality ratios that include nonperforming assets, past due loans or net charge-offs in the numerator or denominator results in distortion of these ratios and they may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

[3] Excluding the impact of losses and balances associated with BB&T's NPA disposition strategy, the adjusted net charge-offs ratio would have been 2.06% for the second quarter of 2010.

Non-GAAP Revenue and Expense Growth Rates

($ in millions)	2Q10	1Q10	Annualized Link Qtr Growth	
Net interest income (fully taxable equivalent)	$1,392	$1,347		
Noninterest income	1,039	844		
Total revenue (fully taxable equivalent)	2,431	2,191	43.9	%
Securities gains, net	(219)	3		
Loss share impact for impairments [1]	2	(15)		
Adjusted revenues	$2,214	$2,179	6.4	%

	2Q10	2Q09	Growth	
Noninterest expense	$1,500	$1,181	27.0	%
Foreclosed property expense	(240)	(60)		
Merger-related and restructuring charges, net	(38)	1		
Qualified pension plan expense	(2)	(17)		
Post employment benefits expense [2]	1	(18)		
FDIC special assessment	-	(71)		
Gain from extinguishment from debt	-	36		
Estimated growth from acquisitions	-	125		
Total revenue (fully taxable equivalent)	$1,221	$1,177	3.7	%

[1] Represents amount of loss share (income) expense that was recorded in connection with additional (impairments) recoveries.
[2] Represents certain benefits that have an offsetting change in noninterest income.



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